SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Myovant Sciences Ltd.

(Name of Issuer)

Common Shares, par value $0.000017727 per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

Tsutomu Nakagawa

Executive Officer,

Senior Director, Global Corporate Strategy

Sumitomo Pharma Co., Ltd.

6-8, Doshomachi 2-chome

Chuo-ku, Osaka 541-0045, Japan

with a copy to

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2022

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. G637AM102

1	NAMES OF REPORTING PERSONS Sumitomo Chemical Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 50,041,181
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 50,041,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 96,788,508 Common Shares, $0.000017727 par value per share, of the Issuer (as defined below), issued and outstanding as of the close of business on October 20, 2022 according to information provided by the Issuer.

CUSIP No. G637AM102

1	NAMES OF REPORTING PERSONS Sumitomo Pharma Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,041,181
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,041,181

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 96,788,508 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of the close of business on October 20, 2022 according to information provided by the Issuer.

CUSIP No. G637AM102

1	NAMES OF REPORTING PERSONS Sumitovant Biopharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,041,181
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,041,181
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,041,181
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 96,788,508 Common Shares, $0.000017727 par value per share, of the Issuer, issued and outstanding as of the close of business on October 20, 2022 according to information provided by the Issuer.

Introductory Note

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) relates to the Common Shares, par value $0.000017727 per share (“Common Shares”), issued by Myovant Sciences Ltd. (the “Issuer”), and amends the Schedule 13D filed on January 3, 2020 (the “Initial Filing”) as amended by Amendment No. 1 filed on March 18, 2020, Amendment No. 2 filed on March 26, 2020, Amendment No. 3 filed on April 16, 2020, Amendment No. 4 filed on May 15, 2020, Amendment No. 5 filed on May 14, 2021, Amendment No. 6 filed on September 17, 2021, Amendment No. 7 filed on October 27, 2021 and Amendment No. 8 filed on October 3, 2022 (together with the Initial Filing, the “Original Schedule 13D” and, together with this Amendment No. 9, the “Statement”). Capitalized terms used and not defined in this Amendment No. 9 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 9 is being filed to amend the Original Schedule 13D as follows:

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is amended and supplemented by adding the following information:

The descriptions of the source of funds set forth in Item 4 are incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by adding the following information:

On October 23, 2022, Sumitovant Biopharma Ltd. (“Sumitovant”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, Zeus Sciences Ltd., a Bermuda exempted company limited by shares and a wholly owned direct subsidiary of Sumitovant (“Merger Sub”), and, solely with respect to Article IX and Annex A of the Merger Agreement, Sumitomo Pharma Co., Ltd., a Japanese corporation (“Sumitomo Pharma”), pursuant to which, among other things, Merger Sub will merge with and into the Issuer with the Issuer surviving the merger and becoming an indirect wholly owned subsidiary of Sumitovant (the “Merger”).

The purpose of the transactions contemplated by the Merger Agreement is for Sumitovant to acquire control of, and all of the issued and outstanding Common Shares of, the Issuer and to cause the Issuer to become a wholly owned subsidiary of Sumitovant. Upon the consummation of the transactions contemplated by the Merger Agreement, the Common Shares will be de-listed from the New York Stock Exchange and the registration of the Common Shares under Section 12 of the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of the transactions contemplated by the Merger Agreement, the outstanding Common Shares of the Issuer that are not already owned by Sumitovant, the Issuer or any of the Issuer’s subsidiaries will be cancelled in exchange for a cash payment of $27.00 per Common Share. Sumitovant estimates that the aggregate consideration that will be payable under the Merger Agreement to the holders of the Common Shares not already owned by Sumitovant and to the holders of various equity-based compensation awards is approximately $1.7 billion (the “Aggregate Consideration”).

Upon the consummation of the transactions contemplated by the Merger Agreement, (i) except as otherwise determined by Sumitovant and notified in writing to the Issuer at least five (5) business days prior to the effective time of the Merger, (a) the directors of Merger Sub immediately prior to the effective time of the Merger will be the directors of the Issuer as the surviving corporation and (b) the officers of the Issuer immediately prior to the effective time of the Merger will be the officers of the Issuer as the surviving corporation, in each case, until the earlier of their death, resignation, removal or until their respective successors are duly elected and qualified, as the case may be and (ii) subject to the terms and conditions of the Merger Agreement, (a) the memorandum of association of Merger Sub immediately prior to the effective time of the Merger will, by virtue of the Merger and without any further action, be the memorandum of association of the surviving corporation and (b) the bye-laws of Merger Sub immediately prior to the effective time of the Merger will, by virtue of the Merger and without any further action, be the bye-laws of the surviving corporation.

The transactions contemplated by the Merger Agreement are subject to receipt of the approval of (i) holders of a majority of the Issuer’s outstanding Common Shares (including shares beneficially owned by Sumitovant) entitled to vote and voting at a shareholder meeting to consider the transaction and (ii) holders of a majority of the Issuer’s outstanding Common Shares that are not beneficially owned by Sumitovant or its affiliates. The transactions provided for in the Merger Agreement are also subject to additional customary closing conditions relating to the expiration of the applicable waiting period of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the accuracy of the parties’ representations and warranties, the compliance by the parties with their covenants set forth in the Merger Agreement and the absence of a material adverse effect on the business of the Issuer.

Concurrently with the execution of the Merger Agreement, the Issuer and Sumitovant entered into a Voting and Support Agreement, dated as of October 23, 2022 (the “Voting and Support Agreement”), pursuant to which, among other things, Sumitovant agreed to vote the Common Shares that it beneficially owns in favor of the transactions contemplated by the Merger Agreement.

The foregoing summaries of the Merger Agreement and the Voting and Support Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting and Support Agreement, copies of which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated by reference herein.

The Aggregate Consideration will be funded through a combination of proceeds from (i) funds received from Sumitomo Pharma pursuant to a committed senior term loan facility contemplated by a facility commitment letter, dated October 21, 2022, a copy of which is attached hereto as Exhibit 4 and (ii) cash on hand of Sumitomo Pharma, which will be funded in turn to Sumitovant to pay the Aggregate Consideration. The transactions contemplated by the Merger Agreement are not contingent on financing.

Each of the Merger Agreement and the Voting and Support Agreement has been incorporated herein by reference to provide information regarding the terms of the Merger Agreement and the Voting and Support Agreement and each is not intended to modify or supplement any factual disclosures about the Issuer or the Reporting Persons in any public reports filed with the SEC by the Issuer or the Reporting Persons. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement and the Voting and Support Agreement were made only for purposes of the Merger Agreement or Voting and Support Agreement, as applicable, were solely for the benefit of the parties to the Merger Agreement or Voting and Support Agreement, as applicable, and may be subject to limitations agreed upon by the contracting parties, including being qualified by information in confidential disclosure letters provided by the Issuer to Sumitovant and Sumitomo Pharma in connection with the signing of the Merger Agreement. These disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

The descriptions of the contracts and arrangements with respect to the securities of the Issuer set forth in Item 4 are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

Exhibit 2:	Agreement and Plan of Merger, dated as of October 23, 2022 by and among Sumitovant Biopharma Ltd., Zeus Sciences Ltd.,Myovant Sciences Ltd. and, solely with respect to Article IX and Annex A of the Merger Agreement, Sumitomo Pharma Co., Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 24, 2022).

Exhibit 3:	Voting and Support Agreement, dated as of October 23, 2022, by and between Sumitovant Biopharma Ltd. and Myovant Sciences Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 24, 2022).

Exhibit 4:	Facility Commitment Letter, dated as of October 21, 2022, by and between Sumitomo Pharma Co., Ltd. and Sumitomo Mitsui Banking Corporation.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2022		Sumitomo Chemical Co., Ltd.

	By:	/s/ Takeo Kitayama
Name: Takeo Kitayama
Title: Executive Officer, General Manager, Corporate Planning Office

Dated: October 24, 2022		Sumitomo Pharma Co., Ltd.

	By:	/s/ Tsutomu Nakagawa
Name: Tsutomu Nakagawa
Title: Executive Officer, Senior Director, Global Corporate Strategy

Dated: October 24, 2022		Sumitovant Biopharma Ltd.

	By:	/s/ Monika Adams
Name: Monika Adams
Title: Transactions Officer

EXHIBIT INDEX

Exhibit	Document Description

Exhibit 1:	Joint Filing Agreement, dated as of October 27, 2021, by and among Sumitomo Chemical Co., Ltd., Sumitomo Pharma Co., Ltd. and Sumitovant Biopharma Ltd. (incorporated by reference to Exhibit 99.10 to Amendment No. 6 filed on October 27, 2021).

Exhibit 2:	Agreement and Plan of Merger, dated as of October 23, 2022 by and among Sumitovant Biopharma Ltd., Zeus Sciences Ltd., Myovant Sciences Ltd. and, solely with respect to Article IX and Annex A of the Merger Agreement, Sumitomo Pharma Co., Ltd. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 24, 2022).

Exhibit 3:	Voting and Support Agreement, dated as of October 23, 2022, by and between Sumitovant Biopharma Ltd. and Myovant Sciences Ltd. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 24, 2022).

Exhibit 4:	Facility Commitment Letter, dated as of October 21, 2022, by and between Sumitomo Pharma Co., Ltd. and Sumitomo Mitsui Banking Corporation.